UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

15/Fl. B, No. 77, Sec. 2, Dunhua South Road
Taipei, 106, Taiwan, Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Registrant issued a press release on May 7, 2025, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1. Press Release dated May 7, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Registrant)

By: /s/ James Lu
                                Name:    James Lu
May 7, 2025                            Title:    Deputy Chief Financial Officer